November 8, 2024

Lap Sun Wong
Chief Executive Officer and Chairman of the Board
Hong Kong Pharma Digital Technology Holdings Ltd
Room B1, 5/F., Well Town Industrial Building
13 Ko Fai Road, Yau Tong, Kowloon
Hong Kong

       Re: Hong Kong Pharma Digital Technology Holdings Ltd
           Registration Statement on Form F-1
           Filed October 29, 2024
           File No. 333-282876
Dear Lap Sun Wong:

       We have reviewed your registration statement and have the following comment(s).

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form F-1
Dilution, page 52

1. You disclose that your pro forma net tangible book value as of March 31, 2024 would have been $4,178,515. Please provide us with your calculation of this amount.
Principal and Selling Shareholders, page 96

2. Please revise to disclose the nature of any position, office, or other material relationship which any selling shareholder and/or the persons who have control over the selling shareholders have had within the past three years with the registrant or any of its predecessors or affiliates. Refer to Item 507 of Regulation S-K. November 8, 2024
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Nasreen Mohammed at 202-551-3773 or Suying Li at 202-551-3335 if
you have questions regarding comments on the financial statements and related matters. Please contact Rucha Pandit at 202-551-6022 or Mara Ransom at 202-551-3264 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Trade &
Services
cc:   Kevin Sun